Filed Pursuant To Rule 433
Registration No. 333-153150
February 23, 2009
MEDIA CONTACTS:
 Marie McGehee
State Street Corporation
617-664-1898
Troy Mayclim
River Communications
914-686-5599
SPDR Gold Shares Reaches More than $30 Billion Milestone
     Boston, February 23, 2009 — State Street Global Markets LLC, an affiliate of State Street Global Advisors (“State Street”) (NYSE: STT), and World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council (WGC), today announced that assets in the SPDR® Gold Trust (NYSE Arca: GLD) have surpassed $30 billion, making it the second largest ETF by assets in the world.1
     “As economic uncertainty climbs, an increasing number of investors are adding more gold to their portfolios,” says Natalie Dempster, Head of Investment, North America, for WGC. “Assets in the trust have increased by more than 60 percent in the last six months. This growth underscores gold’s safe haven appeal and its recognition as an excellent portfolio diversifier among a wide array of financial advisors and investors.”
     Launched by World Gold Trust Services and State Street in November 2004, GLD was the first US commodity based exchanged-traded security and quickly emerged as one of the fastest growing exchange-traded products.
     “In providing convenient, low-cost access to a previously hard-to-reach corner of the market, GLD has helped change the way many investors manage their portfolio amid increasing market volatility,” says said James Ross, senior managing director at State Street Global Advisors. State Street Global Advisors is one of the largest ETF providers in the United States and globally. As of December 31, 2008, U.S. assets under management for SPDR ETFs totaled more than $159 billion.

[1]	Largest ETF by assets is State Street’s SPDR® S&P 500® ETF. Source: Bloomberg, 2/13/09.

About World Gold Trust Services, LLC.
World Gold Trust Services, LLC is a wholly owned subsidiary of the World Gold Council (WGC) which is a commercially-driven marketing organization that is funded by the world’s leading gold mining companies. A global advocate for gold, the WGC aims to promote the demand for gold in all its forms through marketing activities in major international markets. For further information, visit www.gold.org.
About State Street Global Advisors
State Street Global Advisors, the investment management arm of State Street Corporation (NYSE: STT), delivers investment strategies and integrated solutions to clients worldwide across every asset class, investment approach and style. With $1.4 trillion in assets under management at December 31, 2008, State Street Global Advisors has investment centers in Boston, Hong Kong, London, Montreal, Munich, Paris, Singapore, Sydney, Tokyo, Toronto and Zurich, and offices in 27 cities worldwide. For more information, visit State Street Global Advisors at www.ssga.com.
About State Street Global Markets, LLC
State Street Global Markets LLC is a wholly-owned subsidiary of State Street Corporation. The company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc and the Securities Investor Protection Corporation. The company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, investment servicing, and mutual fund distribution.
Note to Editors: SPDR Exchange Traded Funds
SPDR ETFs are a comprehensive family spanning an array of international and domestic asset classes. SPDR ETFs provide professional investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street—in partnership with the American Stock Exchange—created the first ETF in 1993 (SPDR S&P 500 ETF— Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market successes with gold, international real estate, international fixed income and sector ETFs. SPDR ETFs are managed or marketed by SSgA or SSgA Funds Management, Inc, a registered investment adviser and wholly owned subsidiary of State Street Bank and Trust Company.
State Street Global Markets, LLC, member FINRA, SIPC is the marketing agent for SPDR® Gold Trust.
ETFs trade like stocks, are subject to investment risk and will fluctuate in market value.

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Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
The value of the SPDR Gold shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline.
Shareholders in the SPDR Gold Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by World Gold Trust Services, LLC, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL McGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
For more information or to obtain a prospectus for SPDR ETF’s, call 1-866-787-2257 or visit www.spdrs.com. Before investing, consider the funds’ investment objectives, risks, charges and expenses. Read the prospectus carefully.
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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.

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